                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                  FORM U-3A-2

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                                  ENRON CORP.
                            (an Oregon corporation)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information. This Form is effective for the reporting period ended December 31, 2000.

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                  SEE  APPENDIX I.

         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                  SEE  APPENDIX II.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
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         (a)  Number of kWh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail:

                  Electric Energy:
                           Retail:          19,872,544,000  kWh
                           Wholesale:       18,547,755,000  kWh

                  Natural or Manufactured Gas:  None

         (b) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

                  None

         (c) Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at wholesale outside the State in which each such company is organized, or at the State line:

                  17,247,930,000 kWh - Delivery of electric energy is primarily at the Malin substation in Southern Oregon with ultimate use in California.

                  2,982,650 Mcf of natural gas with ultimate use in California.

         (d) Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:

                  Portland General Electric Company ("PGE") purchased electric energy from certain nonassociated utilities, municipalities, wholesale marketers, and public authorities, such as Bonneville Power Administration ("BPA") and public utility districts, which are either located in or have generation facilities located outside the State of Oregon:

                  24,561,825,000 kWh - Delivery of electric energy is through BPA transmission lines to PGE interconnections in Oregon.

                  30,295,080 Mcf - Natural gas purchases outside the State of Oregon.

         Note: Reference is made to that certain letter, dated January 10, 2000, from Mr. Robert P. Wason, Chief Financial Analyst of the Securities and Exchange Commission, to "All Past-Year Filers" of Form U-3A-2 requesting, with respect to the information supplied under this Item 3, the identity of "the state in which the sales or purchases are made and the amount in dollars of their associated revenues or expenses." Except as provided above in response to this
                  Item 3, PGE does not currently track the additional requested information with respect to wholesale transactions and it is not possible for PGE to identify specific states involved in the sale or purchase of wholesale energy or gas. Wholesale energy and gas sales typically pass through several states on their way to the ultimate retailer and PGE has no method to track the state of the purchase or sale of wholesale transactions.

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         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                          EXEMPT WHOLESALE GENERATORS

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                                                                                                   % ENRON
             SUBSIDIARY             INCORPORATION/  CITY        STATE        PURPOSE               OWNERSHIP
                                     FORMATION
--------------------------------------------------------------------------------------------------------------
  Brownsville Power I, L.L.C.       Delaware     Houston     Texas       The development,              100.00
                                                                         operation and
                                                                         maintenance of a power
                                                                         plant in Brownsville,
                                                                         Texas.
--------------------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC        Delaware     Tehachapi   California  To own and operate a          100.00
                                                                         40MW wind turbine
                                                                         generation facility
                                                                         located near Palm
                                                                         Springs, California and
                                                                         to sell the power
                                                                         generated there at
                                                                         wholesale.
--------------------------------------------------------------------------------------------------------------
  Caledonia Power I, L.L.C.         Delaware     Houston     Texas       The development,              100.00
                                                                         operation and
                                                                         maintenance of a power
                                                                         plant in Columbus,
                                                                         Mississippi.
--------------------------------------------------------------------------------------------------------------
  Camden Cogen L.P.                 Delaware     Houston     Texas       Ownership and operation    0.2550 to
                                                                         of a natural gas-fired       25.2450
                                                                         cogeneration facility in         See
                                                                         Camden, New Jersey.        Exhibit C
                                                                                                          p.4
--------------------------------------------------------------------------------------------------------------
  Cogen Technologies Linden         Delaware     Houston     Texas       Ownership and operation    0.2550 to
  Venture, L.P.                                                          of a natural gas-fired       25.2450
                                                                         cogeneration facility in         See
                                                                         Linden, New Jersey.        Exhibit C
                                                                                                          p.5
--------------------------------------------------------------------------------------------------------------
  Cogen Technologies NJ Venture     Delaware     Houston     Texas       Ownership and operation    0.2550 to
                                                                         of a natural gas-fired       25.2450
                                                                         cogeneration facility in         See
                                                                         Bayonne, New Jersey.       Exhibit C
                                                                                                          p.6
--------------------------------------------------------------------------------------------------------------
  Des Plaines Green Land            Delaware     Houston     Texas       To design, finance,           100.00
  Development, LLC                                                       construct, own, operate,
                                                                         maintain and sell a
                                                                         merchant electric power
                                                                         plant in Illinois.
--------------------------------------------------------------------------------------------------------------
  Doyle I, LLC                      Delaware     Houston     Texas       To develop, operate and        50.00
                                                                         maintain an electric
                                                                         power plant in Walton
                                                                         County, Georgia.
--------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited   England      London      England     To hold Enron Power           100.00
                                                                         Corp.'s equity positions
                                                                         in the various joint
                                                                         venture projects being
                                                                         developed in the United
                                                                         Kingdom.
--------------------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.          California   Tehachapi   California  To own and operate wind       100.00
                                                                         turbine generation
                                                                         facilities and to sell
                                                                         the power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------
                                                                                                   % ENRON
             SUBSIDIARY             INCORPORATION/  CITY        STATE        PURPOSE               OWNERSHIP
                                     FORMATION
--------------------------------------------------------------------------------------------------------------
  Gleason Power I, L.L.C.           Delaware     Houston     Texas       To develop, operate and       100.00
                                                                         maintain an electric
                                                                         power generation
                                                                         facility in Weakley
                                                                         County, Tennessee.
--------------------------------------------------------------------------------------------------------------
  Green Power Partners I LLC        Delaware     Tehachapi   California  To own and operate a          100.00
                                                                         9.75MW wind turbine
                                                                         generation facility
                                                                         located near Palm
                                                                         Springs, California and
                                                                         to sell the power
                                                                         generated at wholesale.
--------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV   China        Haikou,     China       To develop, build, own,       100.00
                                                 Hainan                  operate, maintain,
                                                 Province                manage, and administer
                                                                         the power plant, arrange
                                                                         financing for the power
                                                                         plant, and produce and
                                                                         sell electricity.
--------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners L.L.C. Delaware     Tehachapi   California  To own and operate a            1.00
                                                                         107.25MW wind turbine
                                                                         generation facility
                                                                         located  near Lake
                                                                         Benton, Minnesota and to
                                                                         sell the power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------
  Las Vegas Cogeneration II, LLC    Delaware     Houston     Texas       To develop, own and            37.50
                                                                         operate the expansion of
                                                                         a cogeneration facility
                                                                         in Las Vegas, Nevada.
--------------------------------------------------------------------------------------------------------------
  New Albany Power I, L.L.C.        Delaware     Houston     Texas       The development,              100.00
                                                                         operation and
                                                                         maintenance of a power
                                                                         plant in Union County,
                                                                         Mississippi.
--------------------------------------------------------------------------------------------------------------
  Sky River Partnership             California   Tehachapi   California  To own and operate a           50.00
                                                                         77MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to sell
                                                                         the power generated at
                                                                         wholesale.
--------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners I LLC   Delaware     Tehachapi   California  To own and operate a            1.00
                                                                         112MW wind turbine
                                                                         generation facility
                                                                         located near Alta, Iowa,
                                                                         and to sell the power
                                                                         generated there at
                                                                         wholesale.
--------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC  Delaware     Tehachapi   California  To own and operate a            1.00
                                                                         80.25MW wind turbine
                                                                         generation facility
                                                                         located near Alta, Iowa,
                                                                         and to sell the power
                                                                         generated there at
                                                                         wholesale.
--------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve         Turkey       Kavaklidere/ Turkey     To build and operate           50.00
  Ticaret A.S.                                   Ankara                  power stations; to
                                                                         generate wholesale
                                                                         electrical energy.
--------------------------------------------------------------------------------------------------------------
  Victory Garden Phase IV           California   Tehachapi   California  To own and operate a           50.00
  Partnership                                                            22MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to sell
                                                                         the power at wholesale.
--------------------------------------------------------------------------------------------------------------
  Victory Garden Power Partners I   Delaware     Tehachapi   California  To own and operate a          100.00
  LLC                                                                    6.5MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to sell
                                                                         the power generated
                                                                         at wholesale.
--------------------------------------------------------------------------------------------------------------
  West Fork Land Development, LLC   Delaware     Houston     Texas       To develop, operate and       100.00
                                                                         maintain an electric
                                                                         energy generation
                                                                         facility in Indiana.
--------------------------------------------------------------------------------------------------------------

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
--------------------------------------------------------------------------------------------------------------
                                                                                                   % ENRON
             SUBSIDIARY             INCORPORATION/  CITY        STATE        PURPOSE               OWNERSHIP
                                     FORMATION
--------------------------------------------------------------------------------------------------------------


  Zond-PanAero Windsystem Partners  California   Tehachapi   California  To own and operate a            0.50
  I                                                                      19.5MW wind turbine
                                                                         generation facility
                                                                         located near Palm Springs,
                                                                         California, and to sell
                                                                         the power generated there
                                                                         at wholesale.
--------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners  California   Tehachapi   California  To own and operate a            0.50
  II                                                                     10.4MW wind turbine
                                                                         generation facility
                                                                         located near Palm Springs,
                                                                         California, and to sell
                                                                         the power generated there
                                                                         at wholesale.
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehachapi   California  To own and operate a            1.00
  Series 85-A                                                            14.2MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to sell
                                                                         the power generated there
                                                                         at wholesale.
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehachapi   California  To own and operate a            1.00
  Series 85-B                                                            21.4MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to sell
                                                                         the power generated there
                                                                         at wholesale.
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  California   Tehachapi   California  To own and operate an           1.00
  Series 85-C                                                            18MW wind turbine
                                                                         generation facility
                                                                         located in Alameda
                                                                         County, California and to
                                                                         sell the power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------
  ZWHC LLC                          Delaware     Tehachapi   California  To own and operate a          100.00
                                                                         20MW wind turbine
                                                                         generation facility
                                                                         located near Tehachapi,
                                                                         California and to sell
                                                                         the power generated
                                                                         there at wholesale.
--------------------------------------------------------------------------------------------------------------


                           FOREIGN UTILITY COMPANIES

---------------------------------------------------------------------------------------------------------------
                                                                                                       %ENRON
        SUBSIDIARY               INCORPORATION/    CITY      STATE            PURPOSE                 OWNERSHIP
                                   FORMATION
---------------------------------------------------------------------------------------------------------------
  Aeolos S.A.                    Greece         Crete       Greece      To own and operate a 5MW         100.00
                                                                        wind turbine generation
                                                                        facility in Crete, Greece
                                                                        and to sell the power
                                                                        generated there at
                                                                        wholesale
---------------------------------------------------------------------------------------------------------------
  Bahia Las Minas Corp.          Panama         Republic    Panama      Thermal power generation          51.00
  (formerly known as Empresa de                 of Panama               plants located on the
  Generacion Electrica Bahia                                            northern coast of Panama
  Las Minas, S.A.)                                                      near the eastern side of
                                                                        the Panama Canal
---------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.           Philippines    Batangas    Philippines To own and operate a power       100.00
                                                                        plant facility in
                                                                        Batangas, Republic of the
                                                                        Philippines.
---------------------------------------------------------------------------------------------------------------
  CEG RIO S.A.                   Brazil         Rio de      Rio de      To build, own and operate         33.75
  (formerly known as Riogas                     Janeiro     Janeiro     a gas pipeline network in
  S.A.)                                                                 the State of Rio de
                                                                        Janeiro, Brazil.
---------------------------------------------------------------------------------------------------------------
  Chongju City Gas Co., Ltd.     Korea          Chongju     Korea       A natural gas distribution        50.00
                                                                        system serving
                                                                        approximately 81,700
                                                                        customers in Chongju City
                                                                        and Chongwon-kun, Korea
---------------------------------------------------------------------------------------------------------------

                                       5
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
---------------------------------------------------------------------------------------------------------------
                                                                                                       %ENRON
        SUBSIDIARY               INCORPORATION/    CITY      STATE            PURPOSE                 OWNERSHIP
                                   FORMATION
---------------------------------------------------------------------------------------------------------------
  Chonnam City Gas Co., Ltd.     Korea          Sunchon     Korea       A gas distribution system         50.00
  (formerly known as Dongbu                                             serving the city of
  Haeyang City Gas Co., Ltd.)                                           Sunchon in the southern
                                                                        part of Korea
---------------------------------------------------------------------------------------------------------------
  Choong Nam City Gas Co., Ltd.  Korea          Taejon      Korea       Owns and operates a               50.00
                                                                        natural gas distribution
                                                                        system serving Taejon,
                                                                        Korea
---------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A. Brazil         Bahia       Brazil      Gas distribution company          41.50
                                                                        in the state of Bahia.
---------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa      Brazil         Santa       Brazil      Gas distribution company          41.00
  Catarina S.A.                                 Catarina                in the state of Santa
                                                                        Catarina.
---------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do   Brazil         Rio de      Rio de      To build, own and operate       25.3833
  Rio de Janeiro-CEG                            Janeiro     Janeiro     a pipeline network in the
  (formerly known as Companhia                                          State of Rio de Janeiro,
  Estadual de Gas do Rio de                                             Brazil.
  Janeiro)
---------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas     Brazil         Paraiba     Brazil      Gas distribution company          41.50
  S.A.                                                                  in the state of Paraiba.
---------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas    Brazil         Parana      Brazil      Gas distribution company        24.1325
  S.A.                                                                  in the state of Parana.
---------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas  Brazil         Pernambuco  Brazil      Gas distribution company          41.50
  S.A.                                                                  in the state of Pernambuco.
---------------------------------------------------------------------------------------------------------------
  Compania Anonima Luz y Fuerza  Venezuela      Caracas     Venezuela   Owns and operates electric        99.19
  Electricas de Puerto Cabello                                          distribution facilities
                                                                        serving the municipalities
                                                                        of Puerto Cabello and Juan
                                                                        Jose Mora, Venezuela,
                                                                        and in other portions of the
                                                                        Venezuelan states of
                                                                        Carabobo, Yaracuy and
                                                                        Falcon.
---------------------------------------------------------------------------------------------------------------
  Dabhol Power Company           India          Dabhol      India       To develop, construct, own        50.00
                                                                        and operate a power
                                                                        station and LNG
                                                                        regasification facility
                                                                        and associated port
                                                                        facilities.
---------------------------------------------------------------------------------------------------------------
  Daehan City Gas Co., Ltd.      Korea          Seoul       Korea       A natural gas distribution        20.00
                                                                        system serving
                                                                        approximately 791,300
                                                                        customers in Seoul and
                                                                        Kyonggi-do, Korea
---------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.             Bermuda        Hato Rey    Puerto      To design, construct and        47.4963
                                                            Rico        own a power generating
                                                                        facility in Puerto Rico.
---------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline          Cayman Islands Grand       Cayman      To be utilized in                100.00
  Holdings 2 Ltd.                               Cayman      Islands     connection with the bid to
                                                                        purchase shares in
                                                                        Promigas S.A., E.S.P.
---------------------------------------------------------------------------------------------------------------
  EI Puerto Rico Operations Inc. Delaware       Houston     Texas       Operates a liquefied             100.00
                                                                        natural gas  (LNG) marine
                                                                        unloading facility, LNG
                                                                        storage tanks, LNG
                                                                        vaporization equipment, a
                                                                        co-generation power plant
                                                                        facility, a desalination
                                                                        plant, a transmission
                                                                        line, a natural gas
                                                                        accumulator pipeline and a
                                                                        liquefied petroleum gas
                                                                        pipeline.
---------------------------------------------------------------------------------------------------------------
  Electricidad Enron de          Guatemala      Guatemala   Guatemala   Development and                  100.00
  Guatemala, S.A.                               City                    construction of a power
                                                                        facility in Guatemala.
---------------------------------------------------------------------------------------------------------------
  Elektro - Eletricidade e       Brazil         Sao Paulo   Brazil      Owns and operates a               99.46
  Servicos S/A                                                          transmission system for             See
                                                                        the distribution of           Exhibit C
                                                                        electricity throughout Sao        p. 51
                                                                        Paulo and Mato Grosso do
                                                                        Su.
---------------------------------------------------------------------------------------------------------------
  Elektrocieplownia Nowa         Poland         Nowa        Poland      To own and operate a heat        100.00
  Sarzyna Sp. Z o.o.                            Sarzyna                 generating facility in
                                                                        Nowa Sarzyna, Poland

---------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.  Brazil         Sergipe     Brazil      Gas distribution company          41.50
                                                                        in the state of Sergipe.
---------------------------------------------------------------------------------------------------------------

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
---------------------------------------------------------------------------------------------------------------
                                                                                                       %ENRON
        SUBSIDIARY               INCORPORATION/    CITY      STATE            PURPOSE                 OWNERSHIP
                                   FORMATION
---------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade          England        London      England     To hold Enron Power              100.00
  Resources Limited                                                     Corp.'s equity positions
                                                                        in the various joint
                                                                        venture projects being
                                                                        developed in the United
                                                                        Kingdom.
---------------------------------------------------------------------------------------------------------------
  Enron Energia Industrial de    Mexico         Nuevo Leon  Mexico      To develop a 245MW natural       100.00
  Mexico, S. de R.L. de C.V.                                            gas fired cogeneration
                                                                        facility near Monterrey,
                                                                        Mexico
---------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.             Delaware       Houston     Texas       To provide a                     100.00
                                                                        deconsolidated entity for
                                                                        tax purposes into which
                                                                        earnings of Transportadora
                                                                        de Gas del Sur, S.A.,
                                                                        Batangas Power Corp., and
                                                                        Subic Power Corp. will
                                                                        flow.
---------------------------------------------------------------------------------------------------------------
  Enron Nigeria Pipeline Limited Nigeria        Lagos       Nigeria     To construct, own and/or          70.00
                                                                        operate a natural gas
                                                                        pipeline from gas fields
                                                                        in the Niger Delta and
                                                                        other areas of Nigeria to
                                                                        an electric power plant
                                                                        near Agbara in Lagos,
                                                                        Nigeria.
---------------------------------------------------------------------------------------------------------------
  Enron Nigeria Power Limited    Nigeria        Lagos       Nigeria     To construct, own and/or          60.00
                                                                        operate an approximate
                                                                        548MW natural gas fired
                                                                        electric power plant near
                                                                        Agbara in Lagos, Nigeria
---------------------------------------------------------------------------------------------------------------
  Enron Power Operations         England        London      England     Operations and Management         51.00
  Teesside                                                              of a power generating
                                                                        facility in England
---------------------------------------------------------------------------------------------------------------
  Enron Power Philippine         Delaware       Houston     Texas       Operation of Philippine          100.00
  Operating Corp.                                                       based power generating
                                                                        facility at Batangas.
---------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.  Philippines    Metro       Philippines Holding company for              100.00
                                                Manila                  interests in power plant
                                                                        facilities in the
                                                                        Republic of the
                                                                        Philippines.
---------------------------------------------------------------------------------------------------------------
  Enron Servicios Guatemala      Guatemala      Guatemala   Guatemala   To own and/or operate an          99.00
  Ltda.                                         City                    approximate 110MW and 124MW
                                                                        barge-mounted fuel-oil fired
                                                                        electric generating
                                                                        facilities in Puerto Quetzal,
                                                                        Guatemala, and related
                                                                        on-shore auxiliary
                                                                        facilities.
---------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp.        Philippines    Manila      Philippines Lease and operate                100.00
                                                                        electric/power generating
                                                                        facilities.
---------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations      England and    London      England     Operator of Teesside             100.00
  Limited                        Wales                                  Utilities
---------------------------------------------------------------------------------------------------------------
  EPE-Empressa Produtora de      Brazil         Mato        Brazil      To own and/or operate an        61.9750
  Energia Ltda.                                 Grosso                  approximate 480MW natural
                                                                        gas fired electric
                                                                        generation facility in
                                                                        Cuiaba, Mato Grosso,
                                                                        Brazil.
---------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.            Brazil         Alagoas     Brazil      Gas distribution company          41.50
                                                                        in the state of Alagoas.
---------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.          Colombia       Barranquill Colombia    Gas distribution company         2.5145
                                                                        serving various locations
                                                                        in Colombia.
---------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A.,      Colombia       Barranquill Colombia    Gas distribution company        13.0139
  E.S.P.                                                                serving Guajira, Colombia.
---------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.  Colombia       Barranquill Colombia    Gas distribution company        13.2136
                                                                        serving Atlantico,
                                                                        Magdalena and Cesar,
                                                                        Colombia.
---------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A.,      Colombia       Barranquill Colombia    Gas distribution company        11.0860
  E.S.P.                                                                serving Caldas, Risaralda,
                                                                        Quindio and Valle del
                                                                        Cauca, Colombia.
---------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                  Colombia       Barranquill Colombia    Gas distribution company        16.8656
                                                                        serving various locations
                                                                        in Colombia.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                       %ENRON
        SUBSIDIARY               INCORPORATION/    CITY      STATE            PURPOSE                 OWNERSHIP
                                   FORMATION
---------------------------------------------------------------------------------------------------------------
  Iksan City Gas Co., Ltd.       Korea          Iksan       Korea       A gas distribution system         50.00
  (formerly known as Bobae City                                         serving the city of Iksan
  Gas Co., Ltd.)                                                        in the western part of
                                                                        Korea
---------------------------------------------------------------------------------------------------------------
  Iksan Energy Co., Ltd.         Korea          Iksan       Korea       A 21megawatt coal-fired           50.00
  (formerly known as Byucksan                                           cogeneration plant located
  Energy Co., Ltd)                                                      in the city of Iksan, Korea
---------------------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.       Greece         Crete       Greece      To own and operate a 5MW         100.00
                                                                        wind turbine generation
                                                                        facility in Crete, Greece
                                                                        and to sell the power
                                                                        generated there at
                                                                        wholesale
---------------------------------------------------------------------------------------------------------------
  Kangwon City Gas Co., Ltd.     Korea          Chunchon    Korea       A gas distribution system         50.00
  (formerly known as Daeil City                                         serving the city of
  Gas Co., Ltd.)                                                        Chunchon in the northern
                                                                        part of Korea
---------------------------------------------------------------------------------------------------------------
  Kumi City Gas Co., Ltd.        Korea          Kumi        Korea       A natural gas distribution        50.00
                                                                        system serving
                                                                        approximately 48,900
                                                                        customers in Kumi City,
                                                                        Korea
---------------------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC    Delaware       Tamuning    Guam        To own and operate a power        50.00
                                                                        plant facility in Piti,
                                                                        Guam.
---------------------------------------------------------------------------------------------------------------
  Offshore Power Operations,     Netherlands    Rotterdam   Netherlands To operate a power               100.00
  C.V.                                                                  station, a liquid natural
                                                                        gas regasification facility
                                                                        and certain marine works
                                                                        being constructed near
                                                                        Dabhol, Maharashtra, India.
---------------------------------------------------------------------------------------------------------------
  Owenreagh Power Partners       United Kingdom Strabane    Ireland     To own and operate a 5.5MW       100.00
                                                                        wind turbine generation
                                                                        facility in Northern
                                                                        Ireland and to sell the
                                                                        power generated there at
                                                                        wholesale
---------------------------------------------------------------------------------------------------------------
  Pohang City Gas Co., Ltd.      Korea          Pohang      Korea       A distributor of LPG              50.00
                                                                        serving approximately
                                                                        32,500 customers in Pohang
                                                                        City, Yongil-kan,
                                                                        Yongduk-kun, and Uljin
                                                                        County, Korea.
---------------------------------------------------------------------------------------------------------------
  Promigas S.A., E.S.P.          Colombia       Barranquill Colombia    Engaged in business of          42.6383
                                                                        natural gas
                                                                        transportation, operation
                                                                        of natural gas pipelines
                                                                        for third parties,
                                                                        pipeline services and
                                                                        utilization of compressed
                                                                        natural gas.
---------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.     Delaware       Puerto      Guatemala   Owns power station on the         50.00
                                                Quetzal                 West Coast of Guatemala.
---------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power LLC       Delaware       Guatemala   Guatemala   To own and/or operate an          37.50
                                                City                    approximate 110MW and
                                                                        124MW barge-mounted fuel-oil
                                                                        fired electric generating
                                                                        facilities in Puerto Quetzal,
                                                                        Guatemala, and related
                                                                        on-shore auxiliary facilities
---------------------------------------------------------------------------------------------------------------
  Pusan City Gas Co., Ltd.       Korea          Pusan       Korea       A natural gas distribution      21.5680
                                                                        system serving
                                                                        approximately 359,900
                                                                        customers in Pusan City,
                                                                        Korea
---------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.     Puerto Rico    Mirimar     Puerto      Distribution and sale of         100.00
                                                Santurce    Rico        gas via underground
                                                                        pipeline system in San
                                                                        Juan, Puerto Rico.
---------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                  Italy          N/A         Italy       To participate in the             45.00
                                                                        Sarlux IGCC Power Project.
---------------------------------------------------------------------------------------------------------------
  SK Gas Co., Ltd.               Korea          Seoul       Korea       An importer, marketer and       24.7650
                                                                        distributor of LPG
                                                                        operating throughout Korea.
---------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration       Turks &        Grand       Turks &     To construct, acquire and         85.00
  Limited Partnership            Caicos Isles   Turk        Caicos,     own, manage and operate
                                                            Island,     the project (a 185 MW
                                                            B.W.I.      barge-mounted power
                                                                        generation facility.)
----------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                       %ENRON
        SUBSIDIARY               INCORPORATION/    CITY      STATE            PURPOSE                 OWNERSHIP
                                   FORMATION
---------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited        Turks &        Grand       Turks &     To operate and maintain           50.00
  Partnership                    Caicos Isles   Turk        Caicos,     the approx. 185 MW power
                                                            Island,     plant to be constructed
                                                            B.W.I.      near Puerto Plata, Dom.
                                                                        Rep.
---------------------------------------------------------------------------------------------------------------
  Subic Power Corp.              Philippines    Olangapo    Philippines To design, construct, own         50.00
                                                                        and operate power                   See
                                                                        generating facilities in      Exhibit C
                                                                        the Republic of the               p. 90
                                                                        Philippines.
---------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.          Colombia       Barranquill Colombia    Gas distribution company        34.1405
                                                                        serving Bolivar, Cordova
                                                                        and Sucre, Colombia.
---------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing        England        London      England     Responsible for the gas          100.00
  Limited                                                               liquids and gas processing
                                                                        plant being built in
                                                                        conjunction w/Teesside
                                                                        Cogen plant.
---------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation    England        London      England     Responsible for gas supply       100.00
  Limited                                                               going to the Teesside               See
                                                                        Cogen plant.                  Exhibit C
                                                                                                           p.93
---------------------------------------------------------------------------------------------------------------
  Teesside Power Limited         England        London      England     Owns the power station at         85.00
                                                                        Teesside, England.                  See
                                                                                                      Exhibit C
                                                                                                           p.94
---------------------------------------------------------------------------------------------------------------
  Tolgas, S.A.                   Colombia       Barranquill Colombia    Gas distribution company         3.1239
                                                                        serving various locations
                                                                        in Colombia.
--------------------------------------------------------------------------------------------------------------


         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  SEE EXHIBIT C AND APPENDIX I FOR A DESCRIPTION OF THE INTEREST HELD.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                     (For calendar year ended December 31, 2000)

--------------------------------------------------------------------------------------------------------------
                      SUBSIDIARY                                                    GUARANTEES/
                                                            CAPITAL INVESTED       RECOURSE DEBT     NOTES
--------------------------------------------------------------------------------------------------------------
              EXEMPT WHOLESALE GENERATORS
--------------------------------------------------------------------------------------------------------------
  Brownsville Power I, LLC                              Debt        119,103,000                 --
--------------------------------------------------------------------------------------------------------------
  Cabazon Power Partners LLC                            Equity       12,524,000                 --
--------------------------------------------------------------------------------------------------------------
  Caledonia Power I, LLC                                Debt        145,376,000                 --
--------------------------------------------------------------------------------------------------------------
  Camden Cogen, LP                                      Equity       11,123,000                 --
--------------------------------------------------------------------------------------------------------------
  Cogen Technologies Linden Venture, LP                 Equity       30,429,000                 --
--------------------------------------------------------------------------------------------------------------
  Cogen Technologies NJ Venture                         Equity        3,285,000                 --
--------------------------------------------------------------------------------------------------------------
  Des Plaines Green Land Development, LLC               Debt        267,281,000                 --
--------------------------------------------------------------------------------------------------------------
  Doyle I, LLC                                                               --                 --
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                      SUBSIDIARY                                                    GUARANTEES/
                                                            CAPITAL INVESTED       RECOURSE DEBT     NOTES
--------------------------------------------------------------------------------------------------------------
  EXEMPT WHOLESALE GENERATORS (CONT'D)
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited                       Equity      144,000,000
--------------------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.                              Equity        5,075,000                 --
--------------------------------------------------------------------------------------------------------------
  Gleason Power I, LLC                                  Debt        169,376,000                 --
--------------------------------------------------------------------------------------------------------------
  Green Power Partners I LLC                                                 --                 --
--------------------------------------------------------------------------------------------------------------
  Hainan Meinan Power Company CJV                       Equity/Debt 155,582,000                 --
--------------------------------------------------------------------------------------------------------------
  Lake Benton Power Partners LLC                        Equity          428,000                 --
--------------------------------------------------------------------------------------------------------------
  Las Vegas Cogeneration II, LLC                        Cash          8,678,000                 --
--------------------------------------------------------------------------------------------------------------
  New Albany Power I, LLC                               Debt        146,596,000                 --
--------------------------------------------------------------------------------------------------------------
  Sky River Partnership                                             (22,504,000)                --
--------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners I LLC                       Equity          912,000                 --
--------------------------------------------------------------------------------------------------------------
  Storm Lake Power Partners II LLC                      Equity          355,000                 --
--------------------------------------------------------------------------------------------------------------
  Trakya Elektrik Uretim ve Ticaret A.S.                Equity       57,714,000         11,276,000    (b)
--------------------------------------------------------------------------------------------------------------
  Victory Garden Phase IV Partnership                               (10,065,000)                --
--------------------------------------------------------------------------------------------------------------
  Victory Garden Power Partners I LLC                   Equity        7,073,000                 --
--------------------------------------------------------------------------------------------------------------
  West Fork Land Development, LLC                       Debt        149,066,000                 --
--------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners I                    Equity          275,000                 --
--------------------------------------------------------------------------------------------------------------
  Zond-PanAero Windsystem Partners II                   Equity          149,000                 --
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  Series 85-A         Equity          382,000                 --
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  Series 85-B         Equity          552,000                 --
--------------------------------------------------------------------------------------------------------------
  Zond Windsystems Partners, Ltd.,  Series 85-C         Equity          431,000                 --
--------------------------------------------------------------------------------------------------------------
  ZWHC L.L.C.                                           Equity        2,488,000                 --
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                      SUBSIDIARY                                                    GUARANTEES/
                                                            CAPITAL INVESTED       RECOURSE DEBT     NOTES
--------------------------------------------------------------------------------------------------------------
                FOREIGN UTILITY COMPANIES
--------------------------------------------------------------------------------------------------------------
  Aeolos S.A.                                           Equity        6,945,000                 --
--------------------------------------------------------------------------------------------------------------
  Bahia Las Minas Corp.                                 Equity       97,265,000                 --
--------------------------------------------------------------------------------------------------------------
  Batangas Power Corp.                                  Equity/Debt  30,520,000                 --
--------------------------------------------------------------------------------------------------------------
  CEG RIO S.A.                                          Equity       65,100,000                 --
--------------------------------------------------------------------------------------------------------------
  Chongju City Gas Co., Ltd.                            Equity        9,404,000                 --
--------------------------------------------------------------------------------------------------------------
  Chonnam City Gas Co., Ltd.                            Equity       15,931,000
--------------------------------------------------------------------------------------------------------------
  Choong Nam City Gas Co., Ltd.                         Equity        9,092,000                 --
--------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.                        Equity       32,000,000                 --
--------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.               Equity        8,149,000                 --
--------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro           Equity      194,000,000                 --
--------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.                       Equity       11,000,000                 --
--------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.                      Equity       37,850,000                 --
--------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.                    Equity       43,000,000                 --
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                      SUBSIDIARY                                                    GUARANTEES/
                                                            CAPITAL INVESTED       RECOURSE DEBT     NOTES
--------------------------------------------------------------------------------------------------------------
  FOREIGN UTILITY COMPANIES (CONT'D)
--------------------------------------------------------------------------------------------------------------
  Compania Anonima Luz y Fuerza Electricas de Puerto    Equity       28,900,000                 --
  Cabello
--------------------------------------------------------------------------------------------------------------
  Dabhol Power Company                                  Equity      837,600,000                 --
--------------------------------------------------------------------------------------------------------------
  Daehan City Gas Co, Ltd                               Equity       37,068,000                 --
--------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                                    Equity       32,663,000                 --
--------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                 Equity/Debt  97,287,000                 --    (c)
--------------------------------------------------------------------------------------------------------------
  EI Puerto Rico Operations Inc.                                             --                 --
--------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                                      --                 --
--------------------------------------------------------------------------------------------------------------
  Elektro - Electricidade e Sericos S/A                 Equity      842,355,000                 --
--------------------------------------------------------------------------------------------------------------
  Elektrocieplownia Nowa Sarzyna Sp. Z.o.o.             Equity        6,463,000          8,000,000    (b)
--------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.                         Equity       11,000,000                 --
--------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited               Equity           90,000                 --
--------------------------------------------------------------------------------------------------------------
  Enron Energia Industrial de Mexico, S. de R.L. de     Cash         18,410,000                 --
  C.V.
--------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                    Equity      260,059,000                 --
--------------------------------------------------------------------------------------------------------------
  Enron Nigeria Pipeline Limited                                             --                 --
--------------------------------------------------------------------------------------------------------------
  Enron Nigeria  Power Limited                                               --                 --
--------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside                                            --                 --
--------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.
--------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                         Equity      110,846,000                 --
--------------------------------------------------------------------------------------------------------------
  Enron Servicios Guatemala Ltda.                                            --                 --
--------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp                                Equity          827,000                 --
--------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited                     Equity      109,211,000                 --
--------------------------------------------------------------------------------------------------------------
  EPE - Empressa Produtora de Energia Ltda.             Equity/Debt 207,211,000                 --
--------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                                   Equity       21,000,000                 --
--------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.                                                      --                 --
--------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.
--------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.                                              --                 --
--------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.                                           --                 --
--------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                                                              --                 --
--------------------------------------------------------------------------------------------------------------
  Iksan City Gas Co., Ltd.                              Equity        6,123,000                 --
--------------------------------------------------------------------------------------------------------------
  Iksan Energy Co., Ltd.                                                     --                 --
--------------------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.                              Equity        3,485,000                 --
--------------------------------------------------------------------------------------------------------------
  Kangwan City Gas Co., Ltd.                            Equity        7,601,000                 --
--------------------------------------------------------------------------------------------------------------
  Kumi City Gas Co, Ltd                                 Equity       16,431,000                 --
--------------------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC                           Equity       21,488,000                 --
--------------------------------------------------------------------------------------------------------------
  Offshore Power Operations, C.V.                                            --                 --
--------------------------------------------------------------------------------------------------------------
  Owenreagh Power Partners                              Equity        1,251,000                 --
--------------------------------------------------------------------------------------------------------------
  Pohang City Gas Co, Ltd                               Equity        6,013,000                 --
--------------------------------------------------------------------------------------------------------------
  Promigas S.A. E.S.P.                                                       --          8,000,000    (b)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                      SUBSIDIARY                                                    GUARANTEES/
                                                            CAPITAL INVESTED       RECOURSE DEBT     NOTES
--------------------------------------------------------------------------------------------------------------
  FOREIGN UTILITY COMPANIES (CONT'D)
--------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                            Equity       16,500,000                 --
--------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power LLC                                                   --                 --
--------------------------------------------------------------------------------------------------------------
  Pusan City Gas Co, Ltd                                Equity       56,348,000                 --
--------------------------------------------------------------------------------------------------------------
  San Juan Gas Company                                  Equity/Debt  31,169,000                 --
--------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                                         Equity/Debt  67,308,000        100,847,000    (a)
--------------------------------------------------------------------------------------------------------------
  SK Gas Co., Ltd                                       Equity       24,373,000                 --
--------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership          Equity       45,935,000         68,833,000    (a)
--------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                                        --                 --
--------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                     Equity/Debt  11,860,000                 --
--------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.                                                      --                 --
--------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited                                            --                 --
--------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                                        --                 --
--------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                Equity      114,139,000          9,542,000    (a)
                                                                                       133,278,000    (b)
--------------------------------------------------------------------------------------------------------------
   Tolgas, S.A.                                                              --                 --
--------------------------------------------------------------------------------------------------------------

(a)      Holding company - holds investment in
         Promigas S.A., E.S.P.
(b)      Guarantees issued to support trade
         obligations and debt
(c)      Holding company-holds investment in Teesside
         Power Ltd.
(d)      Guarantees issued to support letters of credit

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                  (For calendar year ended December 31, 2000)

--------------------------------------------------------------------------------------------------------------
                        SUBSIDIARY                              CAPITALIZATION     NET EARNINGS      NOTES
--------------------------------------------------------------------------------------------------------------
                EXEMPT WHOLESALE GENERATORS
--------------------------------------------------------------------------------------------------------------
   Brownsville Power I, LLC                                               89,000             67,546
--------------------------------------------------------------------------------------------------------------
   Cabazon Power Partners LLC                                         59,521,000          1,090,000
--------------------------------------------------------------------------------------------------------------
   Caledonia Power I, LLC                                                 96,000             86,000
--------------------------------------------------------------------------------------------------------------
   Camden Cogen, LP                                                  112,700,000         17,851,000
--------------------------------------------------------------------------------------------------------------
   Cogen Technologies Linden Venture, LP                             414,688,000        103,244,000
--------------------------------------------------------------------------------------------------------------
   Cogen Technologies NJ Venture                                      83,005,000         23,249,000
--------------------------------------------------------------------------------------------------------------
  Des Plaines Green Land Development, LLC                             (5,265,000)        (4,987,000)
--------------------------------------------------------------------------------------------------------------
  Doyle I, LLC                                                       117,151,000         (1,780,000)
--------------------------------------------------------------------------------------------------------------
  Enron Europe Operations Limited                                    217,000,000         60,000,000
--------------------------------------------------------------------------------------------------------------
  Enron Wind Systems, Inc.                                           (98,614,000)       (24,505,000)
--------------------------------------------------------------------------------------------------------------
  Gleason Power I, LLC                                                    10,000             10,000
--------------------------------------------------------------------------------------------------------------
   Green Power Partners I LLC                                         15,059,000           (414,000)
--------------------------------------------------------------------------------------------------------------
   Hainan Meinan Power Company CJV                                   116,297,000          2,500,000
--------------------------------------------------------------------------------------------------------------
   Lake Benton Power Partners L.L.C                                  112,718,000         (1,913,000)
--------------------------------------------------------------------------------------------------------------
  Las Vegas Cogeneration II, LLC                                      75,880,000            (20,000)
--------------------------------------------------------------------------------------------------------------
   New Albany Power I, LLC                                                84,000             98,000
--------------------------------------------------------------------------------------------------------------
  Sky River Partnership                                              109,316,000         23,058,000
--------------------------------------------------------------------------------------------------------------
   Storm Lake Power Partners I LLC                                   168,340,000         (5,273,000)
--------------------------------------------------------------------------------------------------------------
   Storm Lake Power Partners II LLC                                  110,587,000         (3,239,000)
--------------------------------------------------------------------------------------------------------------
   Trakya Elektrik Uretim ve Ticaret A.S.                            479,674,000         42,965,000
--------------------------------------------------------------------------------------------------------------
  Victory Garden Phase IV Partnership                                 14,274,000          2,733,000
--------------------------------------------------------------------------------------------------------------
  Victory Garden Power Partners I LLC                                  7,952,000            751,000
--------------------------------------------------------------------------------------------------------------
  West Fork Land Development, LLC                                       (186,000)             9,000
--------------------------------------------------------------------------------------------------------------
   Zond-PanAero Windsystem Partners I                                  6,425,000          1,922,000
--------------------------------------------------------------------------------------------------------------
   Zond-PanAero Windsystem Partners II                                 3,354,000          1,339,000
--------------------------------------------------------------------------------------------------------------
   Zond Windsystems Partners, Ltd.,         Series 85-A                3,705,000            775,000
--------------------------------------------------------------------------------------------------------------
   Zond Windsystems Partners, Ltd.,         Series 85-B                6,506,000          1,487,000
--------------------------------------------------------------------------------------------------------------
   Zond Windsystems Partners, Ltd.,         Series 85-C                4,479,000            456,000
--------------------------------------------------------------------------------------------------------------
   ZWHC L.L.C.                                                         4,024,000          1,031,000
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                  FOREIGN UTILITY COMPANIES
--------------------------------------------------------------------------------------------------------------
   Aeolos S.A.                                                         7,390,000            310,000
--------------------------------------------------------------------------------------------------------------
  Bahia Las Minas Corp.                                              190,406,000          2,631,000
--------------------------------------------------------------------------------------------------------------
   Batangas Power Corp.                                               43,501,000         19,414,000   (a)
--------------------------------------------------------------------------------------------------------------
  CEG RIO S.A.                                                        29,741,000          3,214,000   (a)
--------------------------------------------------------------------------------------------------------------
  Chongju City Gas Co, Ltd                                            25,949,000          3,381,000   (a)
--------------------------------------------------------------------------------------------------------------
  Chonnam City Gas Co., Ltd.                                          18,364,000            940,000
--------------------------------------------------------------------------------------------------------------
  Choong Nam City Gas Co., Ltd.                                       17,625,000          9,089,000   (a)
--------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Bahia S.A.                                      27,750,000          9,730,000   (a)
--------------------------------------------------------------------------------------------------------------
  Companhia de Gas de Santa Catarina S.A.                             48,331,000         (1,826,000)  (a)
--------------------------------------------------------------------------------------------------------------
  Companhia Estadual de Gas do Rio de Janeiro                        220,842,000         27,582,000   (a)
--------------------------------------------------------------------------------------------------------------
  Companhia Paraibana de Gas S.A.                                      3,852,000            537,000   (a)
--------------------------------------------------------------------------------------------------------------
  Companhia Paranaense de Gas S.A.                                    37,687,000         (1,754,000)  (a)
--------------------------------------------------------------------------------------------------------------
  Companhia Pernambucana de Gas S.A.                                  16,003,000          4,546,000   (a)
--------------------------------------------------------------------------------------------------------------
  Compania Anonima Luz y Fuerza Electricas de Puerto                  31,313,000          1,249,000   (a)
  Cabello
--------------------------------------------------------------------------------------------------------------
  Dabhol Power Company                                             2,568,200,000         80,574,000
--------------------------------------------------------------------------------------------------------------
  Daehan City Gas Co, Ltd                                            245,878,000         17,107,000   (a)
--------------------------------------------------------------------------------------------------------------
  EcoElectrica, L.P.                                                 774,139,000        (11,219,000)
--------------------------------------------------------------------------------------------------------------
  ECT Colombia Pipeline Holdings 2 Ltd.                              152,999,000         10,108,000
--------------------------------------------------------------------------------------------------------------
  EI Puerto Rico Operations Inc.                                              --                 --
--------------------------------------------------------------------------------------------------------------
  Electricidad Enron de Guatemala, S.A.                                       --                 --
--------------------------------------------------------------------------------------------------------------
  Elektro - Electricidade e Sericos S/A                              842,355,000        107,587,000   (a)
--------------------------------------------------------------------------------------------------------------
  Elektrocieplownia Nowa Sarzyna Sp. Z.o.o.                          128,717,000         (8,709,000)
--------------------------------------------------------------------------------------------------------------
  Empresa Sergipana de Gas S.A.                                        3,635,000            897,000   (a)
--------------------------------------------------------------------------------------------------------------
  Enron Capital & Trade Resources Limited                            345,342,000        (57,998,000)
--------------------------------------------------------------------------------------------------------------
  Enron Energia Industrial de Mexico, S. de R.L. de C.V.              18,410,051                 --
--------------------------------------------------------------------------------------------------------------
  Enron Equity Corp.                                                 260,059,000         32,567,000
--------------------------------------------------------------------------------------------------------------
  Enron Nigeria Pipeline Limited                                              --                 --
--------------------------------------------------------------------------------------------------------------
  Enron Nigeria  Power Limited                                                --                 --
--------------------------------------------------------------------------------------------------------------
  Enron Power Operations Teesside                                     12,169,000         16,919,000
--------------------------------------------------------------------------------------------------------------
  Enron Power Philippine Operating Corp.                                      --                 --
--------------------------------------------------------------------------------------------------------------
  Enron Power Philippines Corp.                                      110,846,000         33,580,000   (a)
--------------------------------------------------------------------------------------------------------------
  Enron Servicios Guatemala Ltda.                                             --                 --
--------------------------------------------------------------------------------------------------------------
  Enron Subic Power Corp                                                 820,000            228,000
--------------------------------------------------------------------------------------------------------------
  Enron Teesside Operations Limited                                  407,505,000          5,971,000
--------------------------------------------------------------------------------------------------------------
  EPE - Empressa Produtora de Energia Ltda.                          284,586,000          5,321,000
--------------------------------------------------------------------------------------------------------------
  Gas de Alagoas S.A.                                                  6,723,000          1,191,000   (a)
--------------------------------------------------------------------------------------------------------------
  Gas de Risaralda S.A.                                                6,946,000            263,000   (a)
--------------------------------------------------------------------------------------------------------------
  Gases de la Guajira S.A., E.S.P.                                     3,738,000            259,000   (a)
--------------------------------------------------------------------------------------------------------------
  Gases del Caribe S.A., E.S.P.                                       53,411,000          4,906,000   (a)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
  FOREIGN UTILITY COMPANIES (CONT'D)
--------------------------------------------------------------------------------------------------------------
  Gases del Occidente S.A., E.S.P.                                    18,396,000          1,472,000   (a)
--------------------------------------------------------------------------------------------------------------
  Gasnacol S.A.                                                        2,177,000            203,000   (a)
--------------------------------------------------------------------------------------------------------------
  Iksan City Gas Co., Ltd.                                             6,498,000          1,595,000   (a)
--------------------------------------------------------------------------------------------------------------
  Iksan Energy Co., Ltd.                                              13,644,000          3,900,000   (a)
--------------------------------------------------------------------------------------------------------------
  IWECO Megali Vrissi S.A.                                             3,417,000            172,000
--------------------------------------------------------------------------------------------------------------
  Kangwan City Gas Co., Ltd.                                          16,858,000          1,760,000   (a)
--------------------------------------------------------------------------------------------------------------
  Kumi City Gas Co, Ltd                                               45,011,000          8,791,000   (a)
--------------------------------------------------------------------------------------------------------------
  Marianas Energy Company LLC                                        144,965,000          1,212,000
--------------------------------------------------------------------------------------------------------------
  Offshore Power Operations, C.V.                                      4,102,000          1,373,000
--------------------------------------------------------------------------------------------------------------
  Owenreagh Power Partners                                             8,428,000            520,000
--------------------------------------------------------------------------------------------------------------
  Pohang City Gas Co, Ltd                                             16,125,000          3,226,000   (a)
--------------------------------------------------------------------------------------------------------------
  Promigas S.A. E.S.P.                                               280,265,000         26,540,000   (a)
--------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power Corp.                                          11,391,000          9,792,000
--------------------------------------------------------------------------------------------------------------
  Puerto Quetzal Power LLC                                           180,857,000          1,716,000
--------------------------------------------------------------------------------------------------------------
  Pusan City Gas Co, Ltd                                             158,713,000         13,510,000   (a)
--------------------------------------------------------------------------------------------------------------
  San Juan Gas Company, Inc.                                           9,457,000           (576,000)
--------------------------------------------------------------------------------------------------------------
  Sarlux S.R.L.                                                      911,739,000        (44,762,000)
--------------------------------------------------------------------------------------------------------------
  SK Gas Co, Ltd                                                     253,284,000         13,344,000   (a)
--------------------------------------------------------------------------------------------------------------
  Smith/Enron Cogeneration Limited Partnership                       176,073,000                 --
--------------------------------------------------------------------------------------------------------------
  Smith/Enron O&M Limited Partnership                                 11,850,000                 --
--------------------------------------------------------------------------------------------------------------
  Subic Power Corp.                                                   69,336,000          9,848,000   (a)
--------------------------------------------------------------------------------------------------------------
  Surtigas S.A., E.S.P.                                               27,374,000          3,063,000   (a)
--------------------------------------------------------------------------------------------------------------
  Teesside Gas Processing Limited                                             --                 --
--------------------------------------------------------------------------------------------------------------
  Teesside Gas Transportation Limited                                 24,950,000          8,074,000
--------------------------------------------------------------------------------------------------------------
  Teesside Power Limited                                           1,730,696,000         34,463,000
--------------------------------------------------------------------------------------------------------------
   Tolgas, S.A.                                                        1,118,000             11,000   (a)
--------------------------------------------------------------------------------------------------------------
  (a)   Not U.S. GAAP
--------------------------------------------------------------------------------------------------------------

         (e) Identify any service, sales or construction contract(s) between EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                  SEE APPENDIX III WHICH HAS BEEN FILED CONFIDENTIALLY WITH THE SECURITIES AND EXCHANGE COMMISSION.

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of May, 2001.

                                 ENRON CORP.

                                         /s/ ROBERTY H. BUTTS
                                         -------------------------------
                                 By:     Robert H. Butts
                                 Title:  Managing Director, Corporate Accounting

CORPORATE SEAL
Attest:

/s/ KATE B. COLE
----------------------------------
Kate B. Cole, Assistant Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Robert D. Eickenroht, Vice Pres. & Assist. Gen. Counsel
-------------------------------------------------------
(Name)                     (Title)

1400 Smith Street, EB 4859
Houston, Texas 77002
Telephone:        713/853-3155
Telecopy:         713/646-5847

                                                                       12/31/00
                                                                SEC FORM U-3A-2


                                   APPENDIX I


                        Enron Corp. Subsidiary Interests

               Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T

                                                                       12/31/00
                                                                SEC FORM U-3A-2

                                  APPENDIX II

     Enron Corp. properties and subsidiary public utility company interests

-----------------------------------------------------------------------------------------------------------
               SUBSIDIARY                  PLACE OF    PRINCIPAL PRINCIPAL       PURPOSE         % ENRON
                                          INCORPORATION ADDRESS   ADDRESS                        OWNERSHIP
                                                         CITY      STATE
-----------------------------------------------------------------------------------------------------------
 PORTLAND GENERAL ELECTRIC COMPANY          Oregon     Portland   Oregon    Electric utility.     100.00
-----------------------------------------------------------------------------------------------------------
      Portland General Transport            Oregon     Portland   Oregon    Sale of segmented     100.00
        Corporation                                                         gas pipeline
                                                                            capacity;
                                                                            currently inactive.
-----------------------------------------------------------------------------------------------------------
      121 SW Salmon Street Corporation      Oregon     Portland   Oregon    Leases PGE            100.00
                                                                            Headquarters.
-----------------------------------------------------------------------------------------------------------
         World Trade Center Northwest       Oregon     Portland   Oregon    Manages World         100.00
           Corporation                                                      Trade Center
                                                                            complex in
                                                                            Portland, Oregon.
-----------------------------------------------------------------------------------------------------------
      Salmon Springs Hospitality            Oregon     Portland   Oregon    Operates a food       100.00
        Group, Inc.                                                         catering business
                                                                            in the Portland,
                                                                            Oregon
                                                                            metropolitan area.
-----------------------------------------------------------------------------------------------------------


Enron Corp. has no properties other than the stock of its subsidiaries and an immaterial amount of office equipment and furniture. Its only public utility subsidiary is Portland General Electric Company ("PGE"). PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Oregon. PGE has a 321 MW ownership interest in generating plants in Washington (1 plant) and Montana (2 plants), comprising approximately 15% of its total generating capacity. PGE sells electric energy at wholesale in interstate commerce to electric utilities located in other states, primarily California. PGE purchases electric energy from public utility districts located in Washington and from nonassociated utilities in Oregon, Washington, Montana, Idaho, Arizona, New Mexico, California and Canada. PGE purchases surplus electric energy from the Bonneville Power Administration ("BPA"), a federal agency that markets electric energy generated by federal hydroelectric dams located on the Columbia River in Oregon and Washington.

PGE owns wholly or jointly the following generating facilities:

-----------------------------------------------------------------------------------------------------------
                                                                          Percent of            Fuel
          Name                   Location          Net Capability         Company's
                                                        (MW)               Interest
-----------------------------------------------------------------------------------------------------------
Sullivan                  West Linn, OR                  16                 100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Faraday                   Estacada, OR                   44                 100.0            Hydro
-----------------------------------------------------------------------------------------------------------
River Mill                Estacada, OR                   25                 100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Bull Run                  Bull Run, OR                   22                 100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Oak Grove                 Three Lynx, OR                 44                 100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Pelton                    Madras, OR                     110                100.0            Hydro
-----------------------------------------------------------------------------------------------------------
North Fork                Estacada, OR                   54                 100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Round Butte               Madras, OR                     300                100.0            Hydro
-----------------------------------------------------------------------------------------------------------
Beaver                    Clatskanie, OR                 500                100.0            Gas or Oil
-----------------------------------------------------------------------------------------------------------
Boardman                  Boardman, OR                  556.8                65.0            Coal
-----------------------------------------------------------------------------------------------------------
Colstrip 3&4              Colstrip, MT                  1,480                20.0            Coal
-----------------------------------------------------------------------------------------------------------
Coyote Springs            Boardman, OR                   242                100.0            Gas or Oil
-----------------------------------------------------------------------------------------------------------

                                                                       12/31/00
                                                                SEC FORM U-3A-2

                                  APPENDIX II
                                  (CONTINUED)


PGE's electric distribution system is located within its service territory in Oregon. PGE serves an area of 3,150 square miles, including 51 incorporated cities. PGE has transmission lines for the delivery of electricity from its plants located in Oregon to its service territory or to the Northwest grid. Electric energy from the plants located in other states is delivered to PGE over the Northwest grid. PGE owns 20% of the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day, in Northern Oregon, and Malin, in Southern Oregon near the California border. This line is used primarily for interstate sales and purchases of electric energy among BPA, utilities in the Pacific Northwest, including PGE, and California utilities.

PGE has a 79% ownership interest in a 20 inch diameter natural gas pipeline that runs approximately 18 miles from its Beaver generating plant, located in Clatskanie, Oregon, to Cowlitz County Washington where it interconnects with the interstate gas distribution system of Northwest Pipeline Company.

                                                                       12/31/00
                                                                SEC FORM U-3A-2


                                  APPENDIX III

A description of service, sales or construction contracts between any EWG or foreign utility company and a system company.

                         Filed confidentially with the
                 Securities and Exchange Commission pursuant to Rule 104 as promulgated under the Public Utility Holding Company Act

                                                                       12/31/00
                                                                SEC FORM U-3A-2


                                   EXHIBIT A


A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                         Filed confidentially with the
                 Securities and Exchange Commission pursuant to Rule 104 as promulgated under the Public Utility Holding Company Act

                                                                       12/31/00
                                                                SEC FORM U-3A-2


                                   EXHIBIT B

                            Financial Data Schedule

                                  Enron Corp.
                (for the calendar year ended December 31, 2000)

If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


            Total Assets                      $65,503,000,000

            Total Operating Revenues         $100,789,000,000

            Net Income                           $979,000,000

                                                                       12/31/00
                                                                SEC FORM U-3A-2


                                   EXHIBIT C


An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

               Filed with the Securities and Exchange Commission
                     pursuant to Rule 202 of Regulation S-T